November 30, 2009

Chris Perriello
(617) 951-7162 chris.perriello@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Brion Thompson, Esq.

Re:	Allianz Funds (Registration Nos. 033-36528 and 811-6161)—

Responses to Comments on Post-Effective Amendment No. 137

Dear Mr. Thompson:

I am writing on behalf of Allianz Funds (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 137 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Trust filed the Amendment pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on August 28, 2009 in connection with the Trust’s annual update of its Registration Statement for all existing series of the Trust (each a “Fund” and, together, the “Funds”) and to register Class R shares of two existing series of the Trust, the Allianz NFJ International Value Fund and the Allianz OCC Opportunity Fund. Among other updating changes, the Amendment was structured to comply with amendments to Form N-1A adopted by the Commission in January 2009 which, in part, require a summary section with specific disclosure items at the front of each statutory prospectus included in a registration statement on Form N-1A and other required disclosure changes. We received your oral comments regarding the Amendment via telephone on October 14, 2009. Summaries of your comments and the Trust’s responses are set forth below. These responses have been reflected in Post-Effective Amendment No. 138 to the Trust’s Registration Statement, which was filed, pursuant to Rule 485(b) under the Securities Act, on October 30, 2009.

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A.	Allianz Funds Prospectus for Class A, Class B, Class C and Class R Shares

1.	Comment: Please revise the Prospectus to remove the disclosure appearing between the cover page and table of contents, as this information is not required by Form N-1A. The Staff requests, however, that the Trust retain the following disclosure, which appears immediately above the table of contents: “The Prospectus explains what you should know about the Funds before you invest. Please read it carefully.”

Response: The requested revision has been made.

2.	Comment: Please revise the Prospectus to remove the exchange ticker symbols listed atop each Fund’s Fund Summary, as such symbols already appear on the front cover pursuant to Form N-1A and are not required to be repeated here.

Response: The requested revisions have been made.

3.	Comment: Please combine the footnotes appearing beneath the Shareholder Fees table in each Fund’s Fund Summary into a single footnote.

Response: The requested revisions have been made.

4.	Comment: With respect to the footnotes appearing beneath the Shareholder Fees table in each Fund’s Fund Summary, in addition to combining these footnotes pursuant to the prior comment, please move the resulting footnote so that it appears beneath each respective Fund’s Annual Fund Operating Expenses table in the Fund Summary.

Response: The requested revisions have been made.

5.	Comment: Please revise the Prospectus to remove the footnotes regarding “Management Fees” and “Other Expenses” appearing beneath the Annual Fund Operating Expenses table in each Fund’s Fund Summary, unless the information appearing within each footnote is permitted by Form N-1A to be disclosed within a footnote.

Response: The footnote regarding “Other Expenses” has been deleted from each Fund’s Fund Summary. The footnote regarding “Management Fees” has been deleted from each Fund’s Fund Summary, except for those Funds disclosing expense information that has been restated to reflect current fee rates. The Trust notes that Instruction 3(d)(ii)(B) to Item 3 of Form N-1A requires that, if there have been any changes in “Annual Fund Operating Expenses” that would materially affect the information disclosed in this table, that a footnote to the table be included disclosing that the expense information in the table has been restated to reflect current fee rates.

6.	Comment: Please confirm that the narrative explanations to the tables within each Fund’s Fund Summary appear in the same font as one another and as the disclosure in each Fund Summary section. To the extent they are not the same, please revise the Prospectus accordingly.

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Response: The font size in the narrative explanation entitled “Examples” within each Fund’s Fund Summary has been increased to match that of the other narrative explanations and disclosure within the Fund Summary.

7.	Comment: Please revise the narrative explanation entitled “Examples” within each Fund’s Fund Summary to remove the disclosure noting that the Examples assume “the reinvestment of all dividends and distributions,” as this information is not required by Item 3 of Form N-1A.

Response: The requested revisions have been made.

8.	Comment: Please revise the narrative explanation entitled “Examples” within each Fund’s Fund Summary to remove the following disclosure, which is not required by Form N-1A: “The Examples also assume conversion of Class B shares to Class A shares after seven years.”

Response: The Trust notes that this disclosure is only included within Fund Summaries for those Fund’s offering Class B shares. Instruction 1(b) to Item 3 of Form N-1A notes that a “Fund may modify the narrative explanations if the explanation contains comparable information to that shown [in the example narrative printed in Item 3 of Form N-1A].” The Trust believes that this disclosure is important to retain within a prospectus relating to multiple share classes and, in particular, that removing this disclosure may render the Examples misleading and confusing to Class B shareholders.

9.	Comment: Please revise the narrative explanation entitled “Portfolio Turnover” within each Fund’s Fund Summary to add the first sentence of disclosure from the example narrative printed in Item 3 of Form N-1A, which reads “The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio).”

Response: The requested revisions have been made.

10.	Comment: In order to improve the user-friendly presentation of the disclosures required under Items 2 through 8 of Form N-1A, the Staff suggests that the Trust consider more use of spacing and bullet-formatted text within each Fund’s Fund Summary.

Response: The Trust respectfully submits that it believes the current presentation of disclosure within each Fund Summary provides investors with the relevant information in a manner that is user-friendly and in compliance with the requirements of Form N-1A.

11.	Comment: Within the section of each Fund’s Fund Summary titled “Principal Risks,” please provide a short summary for Turnover Risk where this Risk appears as a principal risk. See Item 4(b)(1) of Form N-1A. The Staff notes that, within each such Fund’s Fund Summary, there is a reference to the “Portfolio Turnover” sub-section, however, the Staff believes this particular disclosure is part of the Fee Table under Item 3 of Form N-1A and is not meant to serve as risk disclosure.

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Response: In response to the comment, the “Principal Risks” section in the Fund Summary for each Fund that includes Turnover Risk as a principal risk has been revised to delete the cross-reference to the “Portfolio Turnover” sub-section and to add the following to the narrative descriptions of principal risks: “Turnover Risk (high levels of portfolio turnover increase transaction costs and taxes and may lower investment performance).”

12.	Comment: Please revise the section titled “Performance Information” within each Fund’s Fund Summary to remove the following disclosure, which is not required by Form N-1A: “See ‘Index Descriptions’ in the Fund’s prospectus for more information.”

Response: The requested revisions have been made.

13.	Comment: Please revise the section titled “Performance Information” within each Fund’s Fund Summary to remove the following disclosure, which is not required by Form N-1A: “Class B, Class C and Class R performance would be lower than Class A performance because of the lower expenses paid by Class A shares.”

Response: The Trust believes that this disclosure is important to retain within a prospectus relating to multiple share classes and, in particular, that removing this disclosure may render some of the performance information confusing to shareholders of share classes other than Class A.

14.	Comment: Please revise the section titled “Performance Information” within each Fund’s Fund Summary to remove the following disclosure, which is not required by Form N-1A: “Details regarding the calculation of the Fund’s class-by-class performance, including a discussion of any performance adjustments, are provided under ‘Additional Performance Information’ in the Fund’s prospectus and SAI.”

Response: The Trust believes that this disclosure is important to retain within a prospectus relating to multiple share classes and, in particular, that removing this disclosure may render some of the performance information confusing to investors given the performance adjustments made for newer share classes and for Funds with predecessor funds. Furthermore, as a result of recent changes to Form N-1A and the length and content constraints imposed on the Fund Summaries by the new Form, the Trust has removed the full details regarding class-by-class performance calculations and any performance adjustments from the Fund Summaries, which had previously been disclosed within each Fund Summary. The Trust has replaced all such details within each Fund Summary with the single generic sentence that the Staff has commented on, in order to direct investors to the new location of this information within the body of the Prospectus and the Trust’s SAI.

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15.	Comment: For several share classes, the performance information shown for periods prior to the inception date of a share class is based on the performance of an older share class, as indicated in the section titled “Performance Information” within each Fund’s Fund Summary. Please advise the Staff whether the performance information shown for any such newer share class has been adjusted to reflect the lower fees and expenses paid by such newer share class. If it has, please explain the basis for using this method. Also, provide information about any prior discussions with the Staff on this point.

Response: The Trust believes that its method of presenting performance is appropriate because it consistently uses the fees and expenses paid by the newer share class to adjust the older class performance shown for periods prior to the inception of the newer class. The alternative method, using the fees and expenses of the older share class, would provide less accurate information because it would fail to adjust for fees and expenses that will actually be paid by investors in the newer class. In many of the instances in which the Trust calculates performance in this manner, the effect of the adjustment is to reflect lower performance (i.e., where the fees and expenses of the newer class were higher than those of the older class).

On October 27, 1998, J.B. Kittredge, formerly of this law firm, spoke with Barry Miller, the legal counsel then associated with the Office of Disclosure at the Division of Investment Management, about the Trust’s presentation of performance data in its prospectuses for newer share classes with lower expenses than a Fund’s older share classes.1 The methodology in question was the same as that used for presenting the performance in this Amendment.

I understand that during this conversation Mr. Miller indicated that (a) he understood the Trust’s reasons for using its performance methodology, but (b) the Staff would not affirmatively approve of the Trust’s methodology. Mr. Miller also indicated that he understood the Trust would use such methodology in the absence of further Staff action.

The Trust has continued to present its performance using such methodology in its prospectuses and annual and semi-annual reports since October 1998. Although from time to time the Staff comments upon the methodology, the Staff has reaffirmed its understanding that the Trust would use such methodology in the absence of further Staff action, although the Staff has not affirmatively approved its use. We are not aware of any

[1]

This conversation resulted from the filing of a post-effective amendment to the Trust’s Registration Statement. The cover letter of that amendment specifically referred to this methodology so as to bring it to the attention of the Staff, and also referred to the Staff’s position in Quest For Value Dual Purpose Fund, Inc., SEC No-Action Letter (publicly available February 28, 1997).

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aspects of the recent revisions to Form N-1A or related public statements by the Commission that provide further insight into the appropriateness of the Trust’s methodology or specifically disapprove of such an approach.

16.	Comment: Please move the disclosure appearing in footnote 1 below the Average Annual Total Returns table in each Fund’s Fund Summary so that it remains “adjacent to the table” as required by Item 4(b)(2)(iv) of Form N-1A but also so that it appears in the same text size as the regular disclosure within each Fund Summary as opposed to appearing within a footnote.

Response: The requested revisions have been made.

17.	Comment: Please remove the footnote regarding the start dates of Fund operations and index comparisons appearing beneath the Average Annual Total Returns table in each Fund’s Fund Summary, as this information is not required by Item 4(b)(2) of Form N-1A. The Staff recognizes that for certain Funds the start date for index comparisons is sometimes different than a Fund’s inception date, however Form N-1A and the instructions thereto do not specifically authorize insertion of a footnote explaining such differences.

Response: The requested revisions have been made.

18.	Comment: Within the sub-section of each Fund’s Fund Summary titled “Management of the Fund – Sub-Adviser,” please remove each Sub-Adviser’s address, as this information is not required by Item 5(a) of Form N-1A.

Response: The requested revisions have been made.

19.	Comment: Within the sub-section of each Fund’s Fund Summary titled “Management of the Fund – Portfolio Manager(s),” please state the title of each Portfolio Manager as required by Item 5(b) of Form N-1A.

Response: The requested revisions have been made.

20.	Comment: Please revise the section titled “Purchase and Sale of Fund Shares” within each Fund’s Fund Summary to remove the following disclosure, which is not required by Item 6 of Form N-1A, or move the disclosure farther back in the statutory prospectus: “To avoid delays in a purchase or redemption, please call 1-800-426-0107 with any questions about the requirements before submitting a request. Generally, purchase and redemption orders for Fund shares are processed at the net asset value (NAV) next calculated after an order is received by the distributor or an authorized intermediary. NAVs are determined only on days when the New York Stock Exchange is open for regular trading.”

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Response: The Trust respectfully submits that the current disclosure remains appropriate in the Fund Summaries, as it concisely provides investors with relevant and helpful information regarding the procedures for the purchase and sale of Fund shares and the process for pricing Fund shares.

21.	Comment: Please revise the first sentence in the section titled “Tax Information” within each Fund’s Fund Summary to clarify that an investor through a tax-deferred arrangement still pays taxes, though such taxes are simply deferred.

Response: The Trust respectfully submits that the current disclosure remains appropriate and in compliance with the requirements of Form N-1A. To the extent that taxes paid by an investor are deferred, the Trust believes this result is evident from the term “tax-deferred arrangement.” Furthermore, the language included by the Trust within this section is identical to the example language used by the Commission in the Appendix to the proposing release for amendments to Form N-1A. See Investment Company Act Release No. 28064 (Nov. 21, 2007). The Trust recognizes that this Appendix was included in the proposing release for illustrative purposes only, however the final rule release for amendments to Form N-1A did not suggest any additional or new language, and the newly-amended Form N-1A does not refer to any need to provide the type of disclosure now requested by the Staff. See Investment Company Act Release No. 28584 (May 28, 2009).

22.	Comment: Please revise the section titled “Tax Information” within each Fund’s Fund Summary to remove the following disclosure, which is not required by Form N-1A: “The Fund will provide you with an annual statement showing you the amount and tax character (e.g., ordinary or capital) of the distributions you received each year.”

Response: The requested revisions have been made.

23.	Comment: The first sentence of the Fund Summary for the Allianz NACM Emerging Markets Opportunities Fund states that the Fund seeks to achieve its investment objective by normally investing at least 80% of its net assets (plus borrowings made for investment purposes) in securities of companies that are tied economically to countries with emerging securities markets. Please specify what is meant by “tied economically” by describing any tests used by the Fund’s portfolio managers.

Response: The Fund’s portfolio managers consider a security to be tied economically to a country with an emerging securities market if it is classified as an emerging market security by MSCI Inc. (“MSCI”), incorporated in an emerging market as defined by MSCI, traded on an exchange in an emerging market as defined by MSCI or if it has exposure to an emerging market as defined by MSCI. These criteria have been added to the Fund’s full description of its Principal Investments and Strategies within the statutory prospectus section titled “Principal Investments and Strategies of Each Fund,” which follows the Fund Summaries.

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24.	Comment: With respect to the Allianz NACM Global Fund, which includes the word “global” in its name, please advise the Staff of the percentage of the Fund’s assets invested in securities outside the United States and the number of countries in which the Fund invests, and advise the Staff how the Fund meets the standards set forth in footnote 42 to the adopting release for Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”). Footnote 42 states in relevant part: “The [term] ... ‘global,’ however, connote[s] diversification among investments in a number of different countries throughout the world, and ... ‘global’ funds will not be subject to the [80%] rule. We would expect, however, that investment companies using [this term] in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.”

Response: The Trust has informed us that, as of September 30, 2009 the Allianz NACM Global Fund had approximately 60.45% of its net assets invested in companies organized or headquartered in 16 countries other than the United States. Given the percentage of assets in non-U.S. companies and variety of countries to which the Fund has exposure, the Trust believes that the Fund has a portfolio of investments that is tied economically to a number of countries throughout the world.

The Trust notes that Rule 35d-1 does not regulate several terms, including “global,” that under previous Staff interpretations of Section 35(d) of the 1940 Act had entailed certain investment requirements. In the adopting release for Rule 35d-1, the Commission affirmatively chose not to impose an investment percentage threshold in non-U.S. securities or a minimum number of countries in which a fund must invest for funds with either of these terms in their names, and the adopting release indicates that such term does not give rise to an 80% investment requirement. Instead, the adopting release asserts that this term connotes diversification among investments in a number of different countries through the world and states the Commission expects that companies using such names will invest accordingly. In addition, the adopting release invokes the Staff’s long-standing position that, as a general matter, an investment company may use any reasonable definition of the terms used in its name.

The Trust notes that the absence, in the adopting release for Rule 35d-1, of a specific, minimum number of countries in which such a fund must invest is consistent with the Commission’s view in the proposing release for Rule 35d-1 that “the number of countries in which an ‘international’ or ‘global’ investment company may invest at any one time may appropriately differ from company to company.” In particular, the Trust notes that while the Commission no longer distinguishes the terms “global” and “international,” the Commission has in the past suggested that an investment company with “global” in its name should invest in securities of at least 3 different countries (which may include the United States) and that an investment company with “international” in its name should invest in securities of at least 3 countries outside the United States.2

[2]	Footnote 38 to SEC Release No. IC-22530 (Feb. 22, 1997).

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25.	Comment: The first sentence of the Fund Summary for the Allianz NACM Growth Fund states that the Fund seeks to achieve its investment objective by normally investing at least 80% of its assets in common stocks of companies with market capitalizations at or above the lowest market capitalization of companies represented in the Russell 1000 Growth Index. Given that the lowest market capitalization of companies represented in the Russell 1000 Growth Index currently falls within what may be considered the “mid-cap” range, please consider adding mid-cap risk as a principal risk of investing in the Fund.

Response: The Trust respectfully submits that the Fund’s current list of Principal Risks remains appropriate. The Russell 1000 Growth Index is defined as measuring “the performance of the large-cap growth segment of the U.S. equity universe.”3 Thus, the Fund’s 80% test covers companies with market capitalizations falling within a range comparable to that defined by Russell as the large-cap growth segment of the U.S. equity universe. Furthermore, the Trust has informed us that, as of October 30, 2009, the Fund had approximately 88.57% of its net assets invested in companies with market capitalizations at or above $5 billion.

26.	Comment: With respect to the Allianz NACM Growth Fund, the section of the Fund Summary captioned “Principal Risks” identifies “Focused Investment Risk” and “Liquidity Risk” as principal risks of the Fund. Please confirm how the Fund’s principal investments and/or strategies subject the Fund to these risks.

Response: The Trust respectfully submits that the Fund’s current list of Principal Risks remains appropriate. To the extent the Fund may invest from time to time in securities of issuers in a limited number of sectors, industries or geographic regions, it may have exposure to Focused Investment Risk; and to the extent securities and other investments purchased by the Fund may, under adverse market or other conditions, experience periods of limited liquidity, the Fund may have exposure to Liquidity Risk.

27.	Comment: The first sentence of the Fund Summary for the Allianz Pacific Rim Fund states that the Fund seeks to achieve its investment objective by normally investing at least 80% of its net assets (plus borrowings made for investment purposes) in equity securities of companies that are tied economically to countries within the Pacific Rim by satisfying at least one of the following criteria: (i) they derive 50% or more of their total revenue from goods produced, sales made or services provided in one or more Pacific

[3]	Source: http://www.russell.com/Indexes/characteristics_fact_sheets/US/Russell_1000_Growth_Index.asp (last visited on November 11, 2009).

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Rim countries; (ii) they are organized under the laws of a Pacific Rim country; (iii) they maintain 50% or more of their assets in one or more Pacific Rim countries; or (iv) the principal trading market for their securities is in a Pacific Rim country. Please explain to the Staff why factors (ii) and (iv) listed above subject the Fund to the economic risks and fortunes of the Pacific Rim region.

Response: The Trust believes that companies are tied economically to countries within the Pacific Rim if such companies are organized under the laws of a Pacific Rim country or the principal trading market for their securities is in a Pacific Rim country because these factors may subject a company to legal, tax, regulatory, reporting, accounting and auditing standards of the applicable Pacific Rim country. Furthermore, economic developments, nationalization, expropriation or confiscatory taxation, currency blockage, market disruption, political changes, security suspensions, or diplomatic developments within a Pacific Rim country could adversely affect a company that is organized under the laws of that country or has within that country the principal trading market for its securities.

28.	Comment: The second sentence of the Fund Summary for the Allianz NFJ Dividend Value Fund states that, under normal market and other conditions, the Fund will invest primarily in common stocks of companies with market capitalizations greater than $3.5 billion. Given that the market capitalization of $3.5 billion may be considered to fall within a “mid-cap” range, please consider adding mid-cap risk as a principal risk of investing in the Fund.

Response: The Trust respectfully submits that the Fund’s current list of Principal Risks remains appropriate. While $3.5 billion is the bottom end of the range, the Fund expects to ordinarily invest heavily in larger companies such that the principal exposure of the portfolio is not to smaller companies. Furthermore, the Trust has informed us that, as of November 23, 2009, the Fund’s net assets were invested in companies with a weighted-average market capitalization of approximately $110 billion.

29.	Comment: With respect to the Allianz NFJ International Fund, which includes the word “international” in its name, please advise the Staff of the number of different countries outside the United States in which the Fund invests, and advise the Staff how the Fund meets the standards set forth in footnote 42 to the adopting release for Rule 35d-1, as highlighted in comment A.24 above.

Response: The Trust has informed us that, as of September 30, 2009, the Allianz NFJ International Fund’s assets were invested in companies organized or headquartered in 23 countries other than the United States.

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As indicated in our response to comment A.24 above, the Commission chose not to include in the adopting release for Rule 35d-1 a minimum number of countries in which a fund with the term “international” in its name must invest. Instead, the adopting release asserts that the term “international” connotes diversification among investments “in a number of different countries throughout the world” and expects that investment companies using such term will invest accordingly. The Trust notes that the absence, in the adopting release for Rule 35d-1, of a specific, minimum number of countries in which such fund must invest is consistent with the Commission’s view in the proposing release for Rule 35d-1 that “the number of countries in which an ‘international’ or ‘global’ investment company may invest at any one time may appropriately differ from company to company.” The Trust believes that the Fund observes reasonable criteria consistent with the use of the term “international” in its name and has a portfolio of investments that is tied economically to a number of countries throughout the world.

30.	Comment: The second sentence of the Fund Summary for the Allianz NFJ Mid-Cap Value Fund states that the Fund currently defines medium market capitalization companies as those companies in the bottom 800 of the 1,000 largest companies (in terms of market capitalization) headquartered in North America with equity securities that are publicly traded on U.S. securities markets (i.e., market capitalizations of between $1.9 billion and $15.3 billion as of September 30, 2009). Please explain to the Staff how the Fund’s upper and lower capitalization limits are consistent with a fund employing a mid-cap strategy and, in particular, provide independent third-party support for the Fund’s use of such a capitalization range for securities in which the Fund invests.

Response: The Trust believes that the Fund’s 80% test and corresponding definition of the term “medium market capitalization companies” set forth above are consistent with Rule 35d-1. The adopting release for Rule 35d-1 states that “an investment company may use any reasonable definition of the terms used in its name.”4 In developing the definition of “medium market capitalization companies,” the Trust considered various market references and it believes that the definition is reasonable.5 An example of independent third-party support for such a range is the Russell Midcap Index, which as of September 30, 2009 included companies with market capitalizations ranging from $474 million to $15.4 billion.6

[4]	Investment Company Act Release No. 24828, at fn. 43 (January 17, 2001).
[5]

The Staff has provided guidance on the process of defining capitalization ranges with respect to mid-cap strategies: “In developing a definition of the terms ‘small-, mid-, or large-capitalization,’ registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications. Definitions and disclosure inconsistent with common usage, including definitions relying solely on average capitalization, are considered inappropriate by the staff.” Division of Investment Management, Frequently Asked Questions about Rule 35d-1 (Investment Company Names), Question #6 (modified Dec. 4, 2001).

[6]	Source: http://www.russell.com/Indexes/characteristics_fact_sheets/us/Russell_Midcap_Index.asp (last visited on November 11, 2009).

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31.	Comment: With respect to the Allianz RCM Global Small-Cap Fund, which includes the word “global” in its name, the Staff notes that the Fund appears diversified across a sufficient number of countries, however, please advise the Staff of the percentage of the Fund’s assets invested in securities outside the United States, and advise the Staff how the Fund meets the standards set forth in footnote 42 to the adopting release for Rule 35d-1, as highlighted in comment A.24 above.

Response: The Trust has informed us that, as of October 19, 2009, the Allianz RCM Global Small-Cap Fund had approximately 52.4% of its assets invested in companies organized or headquartered in countries other than the United States.

As indicated in our response to comment A.24 above, the Commission, within the adopting release for Rule 35d-1, asserted that the term “global” connotes diversification among investments “in a number of different countries throughout the world” and expects that investment companies using such term will invest accordingly. The Trust believes that the Fund observes reasonable criteria consistent with the use of the term “global” in its name and has a portfolio of investments that is tied economically to a number of countries throughout the world.

B.	Allianz Funds Prospectus for Institutional Class, Class P, Administrative Class and Class D Shares

1.	Comment: All comments that were made to one Fund or Prospectus in the Registration Statement that are relevant to another Fund or Prospectus in the Registration Statement apply.

Response: The Trust’s responses with respect to one Fund or Prospectus should be deemed repeated with respect to each other Fund or Prospectus where applicable, and applicable conforming changes have been made.

2.	Comment: For Fund’s offering Class D shares, please revise the Prospectus to remove the footnote regarding the Class D distribution and servicing plan appearing beneath the Annual Fund Operating Expenses table in each such Fund’s Fund Summary, as this information is not required by Item 3 of Form N-1A.

Response: The requested revisions have been made.

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As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

*        *        *

Please do not hesitate to call me (at 617-951-7162), David C. Sullivan (at 617-951-7362) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ CHRIS PERRIELLO
Chris Perriello, Esq.

cc:	E. Blake Moore, Jr.

Brian S. Shlissel

Thomas J. Fuccillo, Esq.

Richard H. Kirk, Esq.

David C. Sullivan, Esq.

George B. Raine, Esq.